EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner
September 10, 2012
Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dionics, Inc. Current Report on Form 8-K Filed July 6, 2012 File No. 000-08161

  Dear Mr. Webb:

On behalf of our client, Dionics, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated August 1, 2012 on the Company’s Current Report on Form 8-K filed on July 6, 2012 with respect to the acquisition of Bai Hua Zhou Green Resources (China) Investment Group Limited (the “Form 8-K”).

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K which responds to the Staff’s comments has been filed contemporaneously with this letter.

General

1.
It appears that Dionics was audited by Michael Albanese while the financial statements of Shangrao Baihuazhou Industrial Company Ltd. are audited by Child, Van Wagoner & Bradshaw. PLLC. If our understanding is correct, an item 4 01 Form 8-K should be filed within four days of the change in accountants, which generally occurs on the date the reverse merger is consummated. If a decision has not been made as to which accountant will continue as the successor auditor as of the date of tiling the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made.

Response: The Company filed a Current Report on Form 8-K on August 2, 2012 (the “Item 4.01 Form 8-K”) and an amendment to the Item 4.01 Form 8-K on August 6, 2012 reporting the change in accountants.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.
Please clarify whether the transaction referenced here took place on June 29, 2012 or whether you are referring to a separate transaction from that disclosed in the preceding section.

Response: The acquisition of Bai Hua Zhou Green Resources (China) Investment Group Limited occurred on June 29, 2012.

Corporate History and Background, page 4

3.
Refer to the first paragraph on page 7. Please explain the significance of the China classification system and briefly describe the characteristics and nature of the protections of trees and plants that are Class I or Class II.

Response: References to the classification system have been deleted in response to this comment.

4.
Please revise in the appropriate places to describe the seasonality of your business. We note in this regard your disclosure on page 8 regarding part-time labor.

Response: A new subheading “Seasonality” has been added on page 9 and appropriate disclosure made.

Our Technology, page 7

5.	Please provide us with substantiation for your statement that your management "have years of experience in seedling cultivation and planting" and revise to quantity this experience.

Response: The Company has deleted reference to the “years of experience of management in seedling cultivation and planting.”

Our Growth Strategy, page 8

6.
Please expand the discussion of your plans to establish distribution centers in all major cities in China. Disclose the anticipated budget and timeframe for expansion and the expected source(s) of funds for this initiative.

Response: The Company has deleted the discussion concerning plans to establish distribution centers in all major cities in China.

7.
We note that you expect to develop food, skin care, and herbal products derived from your natural resources. Please revise as appropriate to discuss applicable PRC government regulations of these new products to the extent you would be subject to regulations not otherwise disclosed in your Form 8-K.

Response:  The Company has advised that although as part of its long-term growth it plans to develop certain products derived from its natural resources, other than those discussed in this section, it does not have any plans to develop any particular products. Consequently, the disclosure has been revised to state generally that certain products may be subject to regulations other than those discussed in the report and that any decision to produce a particular product will be made only after an examination of applicable regulations and an assessment of the impact of such regulations on cost and feasibility.

Customers, page 8

8.
Please identify any customer that accounted for ten percent or greater of sales for each of the years ended December 31, 2011 and 2010, respectively. Please revise the first risk factor on page 14 in this manner as well.

Response: The discussion under this heading and the first risk factor concerning customer concentration has been revised in response to this comment to disclose the names of customers that accounted for ten percent or more of total sales during 2011 and 2010.

Raw Materials, page 8

9.
Please quantify the percentage of raw materials obtained from resources to which you have exclusive access and the percentage of raw materials obtained from vendors, and disclose, to the extent material, differences in costs of raw materials depending on the source.

Response: The disclosure under this section has been revised in response to this comment.

10.	Please briefly describe your resource recovery methods and what makes these methods "ecologically sound.' Response: The discussion under this section has been revised in response to this comment.

Competition, page 9

11.
Please disclose the expiration dates of the permits you discuss in the first two bullet points on page 9 and describe the scope of and limitations of the licenses and permits you reference in this section and in Government Regulations. To the extent limitations or restrictions imposed by permits and licenses would impact your growth strategy, please revise to discuss accordingly.

Response: The discussion under this caption has been expanded to disclose the expiration date and scope and limitations of the permit for the Mount Wufu license.  The Company does not believe that the limitations or restrictions attendant to the license impacts its growth strategy.

Government Regulations, page 9

12.
We note your disclosure that there is significant uncertainty regarding the scope and application of a number of PRC regulations relating to foreign ownership of businesses engaged in regulated industries in China. Please tell us whether you have obtained the opinion of counsel with respect to the applicability of various PRC regulations and, if so, please file such opinions as an exhibit to your amended Form 8-K or tell us why this would not be appropriate.

Response: A copy of an opinion of counsel concerning the application of PRC regulations relating to foreign ownership of businesses engaged in regulated industries in the PRC has been filed as an Exhibit to the amendment.

13.
Please revise this section to specifically discuss PRC regulatory approvals which you have obtained or are required to obtain. To the extent you have not received the requisite approvals, revise to disclose the status of the approval process and when you anticipate receiving such approvals. We note in this regard your disclosure in the second risk factor on page 18 and the first paragraph on page 19.

Response: The Company has advised us that it believes that it has obtained all regulatory approvals required for the conduct of its business operations and a statement to that effect has been added under the heading “Government Regulations.” We call your attention to the discussion of the requirements of Circular 75 and the consequences of the failure to comply under the caption “Regulation on Foreign Exchange in Certain Onshore and Offshore Transactions” included in the Risk Factors and the Opinion filed as an Exhibit to the amendment.

14.
We are aware that in September 2011 the Regulation of the Ministry of Commerce on the National Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors became effective. Please revise to disclose this new regulation in this section and revise the first risk factor on page 23 accordingly. Alternatively, please tell us why you believe the new regulation is not applicable or unlikely to affect your ability to rely upon your variable interest entity structure.

Response: The Company advises, as is confirmed by the Counsel’s Opinion included as an Exhibit, that provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investor (hereinafter, “Security Review Rule”) became effective as of September 1, 2012. Article 1 provides that where a foreign investor's acquisition of a domestic enterprise falls within the scope of the security review specified in the Notice of the General Office of the State Council on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (hereinafter, “The Notice”), the foreign investor shall file an application with the Ministry of Commerce for M&A security review. Article 9 provides that whether a foreign investor's acquisition of a domestic enterprise falls within the scope of the Security Review Rule shall be based on the substance and actual influence on National Security of the transaction. A foreign investor cannot be allowed to avoid the security review by adopting a structure intended to disguise its acquisition of a Chinese domestic enterprise.

Under the Notice, the industries subject to the Security Review Rule are: military industrial enterprises or military industry related supporting enterprises, enterprises located near key and sensitive military facilities, and other entities relating to national defense; areas which have influence on national security, such as key agriculture, energy and resources, infrastructure, transport, technology and assembly manufacturing.

The Company’s Business License states that its business scope is limited to forestation, the planting and breeding of landscape seedlings, the transplanting and cultivation of flowers, trees and bonsai, the manufacture and sale of root carvings, and construction and design of landscaping projects. The Company advises that the Shangrao Bureau of Commerce has stated that the business scope of its Business License does not involve any of the industries subject to the Security review Rule. Consequently, the Company believes that the Security review Rule is not applicable to it. For that reason, there is no discussion of the Rule in the Amendment.

Regulations on Urban Landscaping and Afforestation, page 10

15.
Please briefly explain the significance of the certificate referenced in the second paragraph of this subsection.

Response:  The discussion of the certificate referenced in this section has been revised to state the significance of the certificate.

Regulations on Annual Inspection, page 11

16. Please describe the scope of the annual inspections you reference here and disclose the consequences in the event of an unsatisfactory outcome.

Response: The discussion of the annual inspections has been revised to include the scope of the annual inspections and the consequences of an unsatisfactory outcome.

Regulations Relating to Taxation, page 13

17.
We note that you are not currently subject to taxation in the PRC. Please discuss the exemption from taxation you are relying upon, disclose the conditions that must be satisfied to maintain the exemption, and briefly explain how the availability of the exemption relates to PRC Enterprise Income Tax Law.

Response: The discussion of the PRC Enterprise Income Tax Law has been revised to state the basis for the exemption from taxation applicable to the Company.

Risk Factors, page 14

18.
You state, on page 16, that you are not insured against "certain risks" and/or that insurance coverage may not be adequate "to cover the entire liability." However, Footnote 16 to your financial statements for the quarter ended March 31, 2012 discloses the fact that you have not, historically, carried any property or casualty insurance. If true, please revise your discussion of risk factors to specifically state this fact. In addition, please briefly describe to us any insurance coverage that you currently carry.

Response: The disclosure has been revised to state that the Company does not carry any insurance.

We are dependent on the continual use of our bases to conduct our business, page 16

19.
Please describe with specificity the risks associated with the termination of agreements granting you the right to use your bases, including those circumstances under which agreements may be terminated for reasons other than as described in the last risk factor on page 22.

Response: The discussion of this risk factor has been expanded to state the circumstances that could result in the termination of the agreements giving the Company the right to use its bases.

Our business is subject to extensive regulations, page 17

20.
Please discuss the specific risks associated with PRC regulations referenced in the first two bullet points in separate risk factors. We note in this regard your disclosure on pages 9-10.

Response: A discussion of the specific risks associated with the PRC regulations referenced in the first two bullet points has been added in response to this comment.

As the VIE agreements are governed by PRC law, page 2 3

21.
Please revise to disclose whether the equity pledge agreement has been registered with the local SAIC and, if not, disclose that the equity pledge may be considered unenforceable.

Response: The disclosure under “Corporate History and Background – The VIE Agreements” has been revised to state that the Equity Pledge Agreement has been registered with the local office of the State Administration of Industry & Commerce, or SAIC, in April 2012. Consequently, the risk factor has not been revised.

Management's Discussion and Analysis

Comparison of the three months ended March 31, 2012 and 2011, page 31

22.
We note that you have a significant increase in revenues between periods, which you state is due to three new contracts. Please revise your disclosure to provide a more thorough and detailed explanation for this material change in results.  For example, explain when the contracts were commenced, whether the contracts were for products or services, and the time period for each of the contracts. In this regard, your disclosure should also state whether or not this increased level of revenues is a onetime event or if this represents a trend in your results which can be expected to be sustained in future periods, along with your reasons for such assessment.

Response: The discussion concerning the increase in first quarter 2012 revenue has been expanded in response to this comment.

23.
We note the significant increase in gross profit as a percentage of revenues from approximately 57 percent in fiscal 2010 to approximately 69 percent in fiscal 2011 and to approximately 80 percent in fiscal 2012, to date. Please expand your discussions, here and on page 33, to identify, describe and quantify the reasons for each increase. We note that you refer to higher sales prices paid by contractors and to a reduction of the number of plants sold. However, the reasons for these occurrences should be explained in detail in your narrative. Please revise accordingly.

Response: The reasons for the increase in the gross profit as a percent of sales for 2011 as compared to 2010 are discussed under the caption “Gross Profit” as part of the 2011 to 2010 comparison of the Results of Operations and the reasons for the increase in the first quarter of 2012 as compared to the first quarter of 2011 are discussed under the caption “Gross Profit” as part of the comparison of the Results of Operations for those periods.

Liquidity and Capital Resources, page 34

24.
Refer to the first sentence under the heading "General." Cash and cash equivalents appear to have been S419,921 as of December 31, 2011. Please revise or advise.

Response: We have corrected the cash and cash equivalents at December 31, 2011 as $419,921, the number which appears on the balance sheet.

Dionics, Inc.

Financial Statements

Note 5. Other Receivable, page 63

25.
Please explain the nature of and reasons for this receivable supplementally and in greater detail. Specifically, describe your relationship with Xinchen. In this regard, we note that the borrower is not identified as a related party. In view of this fact, and given that you are engaged in forest harvesting and greening work services, please explain the business reasons why you would become involved in an uncollateralized credit loan to that company. In addition, please further explain what you mean when you say that you "signed a credit loan" totaling S5.8 million "to" Xinchen. Clarify whether you are extending a line of credit to that company or whether they have borrowed money from another party and you have signed that loan as a guarantor. Finally, please clarify how the amount of the receivable is determined. It is unclear whether this is the amount of credit you have extended to them to date, whether it is a fee of some type and whether or where related interest has been recorded. Please revise the footnote to clarify these matters as well.

Response:  This note has been revised in response to this comment.

26.
As a related matter, please tell us whether the reduction in the balance of this receivable as of March 31. 2012 is the result of cash repayment by Xinchen.

Response: The Company confirms that the reduction in the balance of the other receivable as of March 31, 2012 is the result of cash repayment by Xinchen.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages 94 and 95

27. Please revise the headings on these pages to reflect that you are presenting a statement of operations and comprehensive income. Each page is currently labeled as a balance sheet.

28. We note that you have not eliminated the operating results of Dionics in your pro forma presentation. However, it appears that the intent of the transaction was to effectively make Dionics a shell company just prior to the transaction, with the transfer of all assets, liabilities and equity to a privately held entity. The transfer of the previously existing retained earnings appears to imply that the operations for the period covered should also be eliminated in the pro forma presentation. Please revise or advise. In this regard, if Dionics constituted a non-operating shell company just prior to the transfer, we would regard the transaction to be, in substance, a capital transaction.  In that case, the pro forma financial information provided on pages 92 to 97 may be omitted from the filing. Instead, please explain in a simple narrative that the divestiture occurred and that the transaction is considered a reverse recapitalization.

Response: The Company agrees with the Staff’s conclusion that as a result of the sale by Dionics of its existing electronics business to its then principal stockholder and President in conjunction with the reverse acquisition effectively made Dionics a shell company. Consequently, pages 92 through 97 of the pro forma financial information has been deleted from the amendment and the disclosure has been revised as suggested.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours, /s/ Vincent J. McGill Vincent J. McGill

cc:	J. Nolan McWilliams Kristen Shifflett Margery Reich